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SEC Mail Processing Section

FEB 09 2021

Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/19 (MM/DD/YY) AND ENDING 11/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LBMZ SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Riverside Plaza, Suite 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Marks (312)265-9161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

126 E. Lake Street	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LBMZ SECURITIES, INC., as of November 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ROBBIN IMRISEK
Notary Public, State of Illinois
My Commission Expires 04/23/2022

Richard Marks
Signature

Financial & Operations Principal
Title

Robbin Imrisek
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LBMZ SECURITIES, INC.

TABLE OF CONTENTS

Facing Page	
Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 8

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of LBMZ Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LBMZ Securities, Inc. as of November 30, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LBMZ Securities, Inc. as of November 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of LBMZ Securities, Inc.'s management. Our responsibility is to express an opinion on LBMZ Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LBMZ Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as LBMZ Securities, Inc.'s auditor since 2015.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 19, 2021

LBMZ SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of November 30, 2020

ASSETS		
Cash and cash equivalents	$	458,960
Receivable from clearing brokers		103,194
Other receivable from broker		9,919
Due from affiliate		3,273
Accrued interest receivable		693
Receivable from non-clients		896
Investment in stock		3,000
Prepaid expenses		27,968
Deferred income tax asset		635,301
Equipment (net of allowance for depreciation, $14,236)		1,888
TOTAL ASSETS	$	1,245,092
LIABILITIES		
Due to affiliates	$	129,549
Accounts payable		46,827
Deferred revenue		21,300
Total liabilities before accrued interest payable subordinated debt		197,676
Accrued interest payable-subordinated debt		80,538
TOTAL LIABILITIES		278,214
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		1,000,000
STOCKHOLDER'S EQUITY		(33,122)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,245,092

See notes to statement of financial condition.

NOTE 1 - Nature of Operations

LBMZ SECURITIES, INC. (the "Company", also known as "ZacksTrade"), a C Corporation, established in 1978 in the state of Illinois, is a fully disclosed, introducing securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company derives commission income from retail brokerage operations. Customer accounts are introduced to our clearing broker, Interactive Brokers, LLC on a fully-disclosed basis.

The Company formerly derived commission income from equity trades executed by its trading desk. The Company had independent contractor agreements with Stephen Hinel, Robert Verrier, and James Murray in Mooresville, NC and Stony Point, NY. The independent contractors provided the Company with a mechanism for accepting trade orders and executing them through its clearing relationships with National Financial Services, LLC, Wedbush Securities, Inc. and Interactive Brokers, LLC. Trading commissions paid to the Company by National Financial Services, LLC, Wedbush Securities, Inc. and Interactive Brokers, LLC were shared with the independent contractors on an agreed upon basis. The Company's agreement with the independent contractors terminated on April 24, 2020.

NOTE 2 - Summary of Significant Accounting Policies

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

All commission and clearance fee revenue is recognized in the month in which the transactions associated with the commissions are completed (settlement date). GAAP requires revenue to be recognized in the month in which the transactions associated with the commissions are earned (trade date). Generally, there is no material difference between settlement date and trade date in the recognition of this revenue. For commission revenue derived from the Company's trading desk, contractual expenses related to this revenue are also recognized in the same month.

The Company recognizes consulting revenue when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed and determinable and collectability is reasonably assured.

The Company recognizes interest income from its customers at Interactive Brokers, LLC. Interest income is accrued, based on the month ending balance in the customers' accounts, and is paid to the Company in the following month.

Cash and Equivalents

The Company defines cash and equivalents as highly liquid, short term investments with a maturity at the date of acquisition of three months or less.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the MACRS200 method over the estimated useful lives of the assets.

Income Taxes

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense. The Company did not have any uncertain tax positions as of November 30, 2020. Income tax returns filed or to be filed for the years ended November 30, 2017 through 2020 remain open, and are subject to review by applicable tax authorities.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred taxes consist primarily of temporary differences relating to the recognition of certain expenses in different periods for book and tax purposes.

Other Receivable from broker

Represents cash held in a brokerage account that is not being traded.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, receivables, deposit with clearing broker, investment in restricted stock, accounts payable and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year ended November 30, 2020, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through January 18, 2021, the date that the financial statements were available to be issued for events requiring recording or disclosure in the Company's financial statements. The Company feels that no material events have occurred through January 18, 2021 that would require disclosure.

NOTE 3 - Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. This standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in level 3 all of those whose fair value is based on significant unobservable inputs. The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of November 30, 2020. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Carrying Value
Investment in stock	$ 3,000	$ -	$ -	$ 3,000

NOTE 4 - Accrued Expenses

Accrued expenses consisted of the following as of November 30, 2020:

	2020
Accrued professional fees	$21,300
Total accrued expenses	$21,300
Accrued interest payable subordinated debt	$80,538

NOTE 5 - Related Party Transactions

The Company uses the payroll servicer of its affiliate, Zacks Investment Research, Inc. ("ZIR"), to process its payroll. ZIR funds the payroll and then charges the Company for its employees' share. ZIR, at times, will also pay for other services provided to the Company, such as professional fees, health insurance, shipping, postage, and the in-house services of ZIR employees. These expenses are then charged to the Company. The Company also receives office space and related services from ZIR at no cost.

Total charges incurred with ZIR during the year ended November 30, 2020 are as follows:

Payroll	$ 305,827
IT expense	32,315
Professional and outside services	23,684
Marketing	42,116
Employment	17,062
Other expenses	12,227
Total	$ 433,231

As of November 30, 2019, $421,393 of these charges was unpaid and accrued and carried forward to November 30, 2020 as follows:

Balance, November 30, 2019	$ 421,393
Charges	433,231
Payments and credits to affiliate	(725,025)
Balance, November 30, 2020	$ 129,549

The Company pays registration and other fees on behalf of employees of its affiliate, Zacks Investment Management, Inc. ("ZIM") who are also employees of the Company. These expenses are then charged to ZIM. Total fees incurred by the Company, on behalf of ZIM, during the year ended November 30, 2020 are $66,823. As of November 30, 2020, $3,276 of the charges to ZIM was unpaid and accrued.

The Company uses the services of its affiliate, Zacks Analyst Watch, Inc. ("ZAW") for marketing services. Total charges incurred with ZAW during the year ended November 30, 2020 are as follows:

Consulting	$863
Total	$863

As of November 30, 2020, none of these charges were unpaid.

NOTE 6 - Income Taxes

The provision for income tax benefit for the year ended November 30, 2020 consisted of the following components:

Current:	
Federal	$ -
State	-
Provision for current income taxes	$ -
Deferred:	
Federal	$ (64,252)
State	(16,272)
Provision for deferred income taxes (benefit)	$ (80,524)

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The deferred tax asset as of November 30, 2020, which consists entirely of a deferred income tax asset arising from the recognition of certain expenses in different periods for financial reporting and income tax reporting purposes, is as follows:

Deferred:	
Federal	$ 437,141
State	198,160
Total deferred income tax asset	$ 635,301

NOTE 7- Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors are payable to the stockholder, bearing interest of 1.6% per annum, and mature on March 1, 2021, $500,000 and June 24, 2025, $500,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8 - Concentrations of Credit Risk

The Company maintains cash balances in one financial institution located in Illinois, which at times, may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At November 30, 2020, the Company had approximately $209,000 of cash balances in excess of the FDIC insured limits. Deposits with clearing organizations and all securities are uninsured. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 - Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At November 30, 2020, the Company had net capital of $296,409, which was $246,409 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .67 to 1. Below is the reconciliation between the net capital calculated above and the net capital computed and reported in the Company's November 30, 2020 FOCUS filing:

	Financial Statements	Per FOCUS Filing
Total net capital	$ 296,409	$ 296,409
Required net capital	50 000	50,000
Total excess net capital	$ 246,409	$ 246,409